

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

December 15, 2006

via U. S. Mail and facsimile

Mr. Scott Caldwell
President, Chief Executive Officer and
 Chief Financial Officer
Allied Nevada Gold Inc.
7961 Shaffer Parkway, Suite 5
Littleton, Colorado 80127

> Re: Allied Nevada Gold Inc.
>   Amendment No. 1 to Registration Statement on Form 10
>   Filed November 16, 2006
>   File No. 001-33119

Dear Mr. Caldwell:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example, but our silence on similar or related

disclosure elsewhere in the document does not relieve you of the need to make appropriate revisions elsewhere as appropriate.

2.   The Form 10 registration statement will become automatically effective 60 days from the date of the first filing or on January 15, 2006. <u>See</u> Section 12(g)(1) of the Securities Exchange Act of 1934. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared all comments. As this is a voluntary filing, you may withdraw the filing so that it does not become effective in a deficient form. Please contact us if you need to discuss this alternative.

3.   Please update your financial statements as appropriate.

<u>Explanatory Note, page 1</u>

4.   When you cite "certain Nevada mining properties and related assets," provide a cross-reference to the disclosure under "General Description of the Business of Allied Nevada."

5.   Please update your disclosure in this section to state the results of the Vista shareholder's meeting and the expected date that the Arrangement will close.

<u>Plan of Operation, page 13</u>

6.   Quantify your "initial working capital." Clarify whether this includes the funds that will advanced by Vista Gold. If it does not, clarify how you will fund the $4.8 million in expenditures your foresee for the first six months of 2007 as the you indicate that the "cash from AMR payments" will only be approximately $700,000 and you do not appear to have any "potential funding from external sources" lined up.

<u>Risk Factors</u>

<u>Risks Relating to the Arrangement</u>

<u>"The costs of compliance or failure to comply with the Sarbanes–Oxley Act…," page 18</u>

7.   Please remove the first part of this risk in regard to the costs of compliance with the Sarbanes-Oxley Act and state it elsewhere in the Form 10. We do not believe that the cost to comply with the U.S. securities laws is a risk to investors.

Selected Financial Data, page 23

8.   Please support your presentation of only three years of summary consolidated financial information given that Item 301 of Regulation S-K calls for the last five years of information.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

9.   We note from your disclosure that you are accounting for the acquisition of the Pescio's properties as an asset acquisition rather than the purchase of a business. Please provide the analysis or a summary of the factors you considered to determine that this transaction did not result in the acquisition of a business.

The Separation of Allied Nevada from Vista, page 24

10.   Please expand your discussion to explain how you will account for the Arrangement once it has been completed to aid investor understanding.

Property evaluation and holding costs, page 25

11.   Please expand your discussion to identify the factors that caused the increases and decreases in the allocation of general development costs from Vista.

Corporate administration and investor relations, page 26

12.   Please expand your discussion to identify the factors that caused the increases and decreases in the allocation of corporate administration and investor relations costs from Vista.

Stock-based compensation, page 26

13.   Please expand your disclosure within the footnotes to explain how stock-based compensation is determined and recorded by Vista.

Financial Position, Liquidity and Capital Resources

Liquidity and Capital Resources, page 28

14.   Please expand your disclosure to indicate whether or not Vista has loans receivable from Vista U.S. as of each of the periods presented.

15.   Please describe the commitment under Section 4.5(b) of the Arrangement and Merger agreement to complete an equity financing of no less than $15 million as soon as practicable after the effective date.

Directors and Executive Officers, page 90

16.   In regard to the biographies of your officers and directors, please eliminate any gaps or ambiguities with regard to time. Each person's biography must provide a detailed discussion of the most recent five years, including the month and years they held each named position or office. For jobs held prior to the five year period, make this clear by including the years in which they worked for the named employer. For example, state when Mr. Buchan became the Executive Chairman and director of Quest Capital Corp.; the month when Mr. Caldwell left Kinross Gold; when Mr. Eppler became the Chief Executive Officer and director of Coal International PLC; and the year Mr. Pescio began as a mining prospector and when he became a director of Tornado Gold International Corp.

Executive Compensation, page 91

17.   Please file as an exhibit the consulting agreement you have with Mr. Caldwell, and the two stock option plans that you plan to adopt prior to the effective time.

Certain Relationships and Related Transactions, page 93

18.   Please describe the current arrangement you have with Vista to loan you money to undertake certain operations, as described on page 28. Please state the total amount outstanding under these loans. Please state whether these loans were on terms that would have been obtainable from unrelated third parties.

19.   Please provide the information required by Item 404(d) of Regulation S-K. Specifically, please state the nature of anything of value to be received by the promoters you identify, either directly or indirectly (including money, property and rights of any kind). We note that as a result of Mr. Pescio's transfer of his properties to you, Mr. Pescio will be a director, your largest shareholder, and is able to appoint two persons to your board of directors. When completed, please file a copy of Mr. Pescio's non-competition agreement as an exhibit, and describe its material provisions in the Form 10.

20.   Please also state by whom and how the consideration provided by you to Vista and Mr. Pescio for the Nevada properties was determined. Also state whether any of the properties to be transferred to you were obtained by the promoters within the last two years. If any properties were so obtained, state the cost to the promoter.

21.   Please state whether the Arrangement is on terms that would have been obtainable from unaffiliated third parties.

22.　　Please file as an exhibit the consulting agreement with Quest Capital.

Legal Proceedings, page 94

23.　　Please modify your disclosures here and in the notes to your financial statements to describe briefly any material pending legal proceedings, other than ordinary routine litigation incidental to the business, to which the Company or any of its subsidiaries is a party or of which any of its property is the subject. Include the name of the court or agency in which the proceedings are pending, the date instituted, the principal parties thereto, a description of the factual basis alleged to underlie the proceeding and the relief sought. Include similar information as to any such proceedings known to be contemplated by governmental authorities. Refer to Item 103 of Regulation S-K for additional guidance.

Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 94

Treatment of Vista Shares, page 95

24.　　We note the example you provide wherein you assume the "fair market value of the Vista Shares two days prior to the Effective Date was $10.00 and the fair market value of the Allied Nevada Shares on the Effective Date was estimated by Vista to be $5.00." Please expand your discussion to explain the relevance of the fair market value of the shares identified and provide an analysis that supports your use of the estimated fair market values disclosed.

Description of Registrant's Securities to be registered

Common Stock, page 101

25.　　Please state the vote required to pass matters presented to the shareholders for a vote. Please also state that your Directors will be elected by a plurality vote, as specified in Article III, Section 2 of your by-laws.

Indemnification of Directors and Officers, page 108

26.　　Please file as exhibits the indemnification agreements you will sign with your officers and directors.

Allied Nevada Gold Corp. Financial Statements

Balance Sheet, page F-3

27.   We note that your predecessor is an exploration stage company. Please revise your disclosure to identify yourself as an exploration stage company, if true, and provide all applicable disclosure required by SFAS 7.

Vista Gold Corp. – Nevada exploration properties
Financial Statements

Consolidated Balance Sheets, page F-6

28.   In reference to the line item Supplies inventory, prepaids and other, please state separately, in the balance sheet or in a note thereto, any amounts in excess of five percent of total current assets as required by Rule 5-02(8) of Regulation S-X.

29.   In reference to the line item Accrued liabilities and other, please state separately, in the balance sheet or in a note thereto, any item in excess of 5 percent of total current liabilities as required by Rule 5-02(20) of Regulation S-X.

Consolidated Statements of Loss, page F-7

30.   We note that you present stock-based compensation expense as a separate component of General and administrative expense. Please modify your presentation to include the expense related to share-based payment arrangements in the same line item or lines as cash compensation paid to the same employees.

Consolidated Statements of Cash Flows, pages F-8 and F-9

31.   We note that you present your intercompany funding from parent as a net amount. Please revise your presentation to separately report financing cash inflows and outflows as required by paragraph 31 of SFAS 95.

1. Distribution, Nature of Operations and Basis of Presentation, page F-10

Basis of Presentation, page F-10

32.   We note your statement that the "consolidated financial statements reflect the consolidated historical results of loss, financial position and cash flows of Vista's Nevada subsidiaries included in the Distribution for all periods presented using the continuity of interests method." Please expand your disclosure to clarify the nature of this method to assist investor understanding.

2. Summary of Significant Accounting Policies, page F-11

General

33.   Please add disclosure to indicate your policy for accounting for allowances for doubtful accounts.

(c) Revenue recognition, page F-12

34.   We note your statement that "proceeds from gold sales are netted against costs" because "gold production is considered incidental to the activities at the Hycroft mine, and reporting the associated sales proceeds as revenue is no longer warranted." Please support your accounting treatment for these proceeds and identify the applicable literature that supports your methodology. In this regard, we note paragraph 10 of SFAS 7 states that "Generally accepted accounting principles that apply to established operating enterprises shall govern the recognition of revenue by a development stage enterprise."

(f) Mineral properties, page F-12

35.   Please expand your disclosure to explain the nature of the reimbursements received that are treated as a recovery of mineral property costs. In addition, please expand your disclosure to state the nature of the option payments you disclose are accounted for on a cash basis or when receipt is reasonably assured.

36.   We note your statement that "Where information and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves and value beyond proven and probable reserves, and operating, capital and reclamation costs on an undiscounted basis." Please confirm, if true, that your evaluation of "estimated future prices" is consistent with the guidance provided in paragraph 7 of EITF 04-3, which indicates that "an entity should consider all available information including current prices, historical averages, and forward pricing curves;" or otherwise advise.

4. Acquisition of F.W. Lewis, Inc. Properties, page F-13

37.   We note from your disclosure that you acquired, through your subsidiary Victory Gold, "all of the outstanding shares of F.W. Lewis, Inc., the assets of which include 55 mineral properties in Nevada and Colorado and the Hycroft production royalty." Your disclosure also states that F.W. Lewis, Inc. did not meet the definition of a business under SFAS 141 and you, therefore, treated the acquisition as a purchase of net assets. Please provide the analysis or summary of the factors you considered to determine that this transaction did not result in the acquisition of a business.

5. Mineral Properties, page F-15

38.   Please confirm, if true, that the amounts you have capitalized as mineral properties, meet the definition of tangible assets, as defined in EITF 04-2 and therefore, are appropriately capitalized, or otherwise advise.

39.   We note you have reported the reversal of a write-down in fiscal year 2005. Please tell us the facts and circumstances surrounding this reversal and how you have complied with paragraph 15 of SFAS 144 which states that "Restoration of a previously recognized impairment loss is prohibited."

7. Asset Retirement Obligation and Closure Costs, page F-19

40.   Please expand your disclosures to include all of the information required by paragraph 22 of SFAS 143.

41.   We note your statement that "the Company paid $1.7 million during 2004 for an insurance policy to an insurance company to cover potential over-runs on the reclamation liability;" and that this "premium is being amortized using the straight-line method over the life of the bond (which is 14 years)." Please expand your disclosure to explain the nature and terms of the bond and where you have reported the bond within the consolidated financial statements. In addition, please expand your disclosure to explain the terms of the new bond package reached during 2004.

11. Retirement Plan, page F-21

42.   Please expand your disclosure to explain how you account for your contributions to the tax-deferred savings plan.

Pro Forma Consolidated Balance Sheet, page F-22

43.   We note your statement that "Based on approximately 27.5 million Allied Nevada shares being issued to Vista, a share price of approximately $4.20 per Allied Nevada share is estimated for the purposes of this pro forma information." Please provide an analysis that supports your use of the approximate share price used to compute the pro forma adjustments presented.

44.   Please expand your pro forma presentation to include the affect of the exchange transactions on shareholders' equity or otherwise advise why such presentation is not required.

Basis of Preparation, page F-25

45.   Please expand your explanation to set forth a description of the periods for which the pro forma information is presented and the assumptions used to compute when the transactions took place for both the balance sheet and income statements presented (i.e.

pro forma condensed income statement shall be computed assuming the transaction was consummated at the beginning of the fiscal year presented).

Engineering Comments

Properties, page 31

General

46.   We note that you identify several companies or consultants that contributed to your estimates of mineral reserves. Provide us supplementally with written consents from all such parties that concur with the summary of their work contained in the document and agreeing to being named or characterized as an expert.

Hycroft Mine, page 34

47.   In your reserve table and narrative for your Hycroft mine, please disclose the assumed metallurgical recovery and average drill spacings for each category of reserve.

Closing Comments

        Please respond to these comments within 10 business days, or tell us when you will provide us with a response. You may wish to provide us with marked copies of draft amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct questions in regard to the accounting issues to Jennifer Goeken at (202) 551-3721, or in her absence, Jill Davis, Branch Chief, at (202) 551-3683. Please direct questions in regard to the engineering comments to Roger Baer at (202) 551-3705. Please direct any other questions to Donna Levy at (202) 551-3292, or in her absence, me at (202) 551-3745.

Sincerely,

H. Roger Schwall
Assistant Director

Cc: J. Davis
     J. Goeken
     D. Levy
     R. Baer